Aspirity Holdings LLC 701 Xenia Avenue South, Suite 475 | Minneapolis MN 55416 Phone 763-432-1500 | Fax 763-432-1515 www.aspirityholdings.com

Code of Conduct

Aspirity Holdings LLC and its subsidiaries (the “Company”) is committed to the highest ethical standards and adherence to the requirements of law, and has developed this Code of Conduct.

Applicability

The Code of Conduct applies to all employees. For purposes of the Code of Conduct, “employee” shall include all regular, full-time, part-time, temporary, contract, and leased employees and consultants, as well as officers and board members. Each employee is responsible for ensuring that his or her behavior is legal, honest, and ethical. Dishonest or unethical practices and activities do not serve the interests of the Company even if they do not technically violate the law. Our Code of Conduct is in addition to, and does not replace, other Company policies.

Compliance with Laws & Regulations

The Company will conduct all of its activities in compliance with all applicable national, state, and local laws, regulations, ordinances, and judicial decrees. At no time should employees take any action on behalf of the Company that they know, or reasonably should know, violates any law.

Ethical Conduct

Employees will be honest, fair, and trustworthy in all of the Companies’ activities and relationships. Employees will go beyond literal compliance with legal requirements; employees will adhere to the spirit of the law, as well as high moral and ethical business standards. Employees will be knowledgeable of, and comply with this Code and other applicable policies. No employee will conduct any unlawful or unethical activity, or any activity that may appear unlawful or unethical and those who act unlawfully or unethically may be subject to disciplinary action. Employees will report suspected illegal or unethical business practices immediately to Human Resources or the Chief Executive Officer. If an employee has any question about the propriety of any proposed action, they should submit it to their supervisor. The Company prohibits any retaliation against anyone who comes forward in good faith with a concern.

Employees’ Responsibilities

●	Understand and comply with the Code of Conduct and other Company policies.

●	Be honest, fair, and trustworthy in all of the Company’s activities and relationships.

●	Create and support a culture that values integrity and ethical conduct.

●	Create and support an environment in which equal opportunity and freedom from harassment is extended to all.

●	Comply with the Company’s policies regarding conflicts of interest between work and personal affairs.

●	Report to their supervisor or Human Resources any suspected violations of law, the Code of Conduct, or the Company’s policies, and cooperate in any internal investigation concerning possible violations.

Adopted - December 2015; last update - February 29, 2016	1

Aspirity Holdings LLC 701 Xenia Avenue South, Suite 475 | Minneapolis MN 55416 Phone 763-432-1500 | Fax 763-432-1515 www.aspirityholdings.com

Conduct to be Avoided

Below are specific examples of conduct that will not be permitted. This list cannot be all-inclusive, but should serve as a general guide.

●	Physical or verbal abuse of any co-worker or other person

●	Destruction or unauthorized removal from Company premises of any property belonging to the Company, belonging to a fellow employee, or any other party

●	Dishonesty of any kind, including falsification of records

●	Fighting or attempting bodily injury

●	Using profane, abusive, or threatening language

●	Breach of confidentiality

●	Insubordination or failure to carry out any reasonable assignment

●	Repeated absence or tardiness, or failure to call in prior to an absence or tardiness

●	Unlicensed possession of weapons on work premises

●	Violation of the drug-free workplace policy

●	Violation of any safety rules or engaging in unsafe work habits

●	Negligence, carelessness, or abuse of Company equipment or property

●	Failure to cooperate in an investigation

●	Sub-standard quality or quantity of work

●	Harassment based on one’s membership in a protected class or harassment of any kind

●	Unauthorized use or misuse of Company funds

●	Excessive use of social media for personal use on Company time or property

●	Excessive internet “surfing” on websites on Company time or property

●	Failure to comply with any other policy, rule, or procedure

Other situations or behaviors may also result in discipline, suspension, or termination from employment and will be evaluated on a case-by-case basis. If you have any questions, you are encouraged to discuss these questions with your supervisor, Human Resources, or any Company officer.

Nothing on the above list, whether by language or application, is intended to infringe upon any individual’s right to engage in “protected, concerted activity” as defined by the National Labor Relations Act or any other legal right to expression.

Conduct to be Practiced

Health & Safety

Employees are expected to comply with all applicable health and safety laws, standards, and policies, work in a manner to prevent personal injuries to themselves and others and damage to the property and equipment of the Companies and their customers.

Employees are expected to constructively participate in the Company’s safety program, to maintain an awareness of worksite hazards, to maintain the worksite and the facility in a safe condition, to understand and strictly comply with all safety rules and safe work practices, and to perform each task safely. Employees are expected to resolve safety concerns that are within their control, and to bring concerns not in their control to their supervisor for resolution before proceeding with any work in question.

Adopted - December 2015; last update - February 29, 2016	2

Aspirity Holdings LLC 701 Xenia Avenue South, Suite 475 | Minneapolis MN 55416 Phone 763-432-1500 | Fax 763-432-1515 www.aspirityholdings.com

Employees must immediately report all work-related injuries to their direct supervisor, whether major or minor. The Company may require the employee to get medical attention, even if the employee feels that medical attention is not required. All other incidents must be reported promptly to Human Resources.

If you have any questions about safe work practices or rules, contact your supervisor or Human Resources.

Environmental Policy

Aspirity is committed to conducting its business operations in a manner that meets or exceeds all applicable environmental laws and regulations through efforts to reduce the environmental impacts of its operations and by promoting compliance with applicable laws and regulations.

Intellectual Property

Employees are obligated to protect the intellectual property that they use in their jobs, whether it is owned by Aspirity or others. Intellectual property owned by Aspirity is a Company asset and employees must take appropriate steps to protect it. Employees’ obligation to protect the Company’s intellectual property does not end after their employment has terminated. If an employee’s employment has been terminated at Aspirity, he or she must return all Company correspondence, notes, reports, and other documents, whether written, electronic or otherwise, in their possession. Intellectual property owned by others may be subject to legal protections that must be respected, including federal laws on copyright, trademarks and patents, as well as state trade secret laws and the Company’s contractual obligations. Unless permission is clearly not required, the protected intellectual property of others must be used only with permission of the owner.

Employees who have a question about proper use of intellectual property should, for their own protection as well as the Company’s, consult Human Resources.

Seeking Guidance, Reporting & Investigation of Suspected Violations

This Code of Conduct cannot provide definitive answers to all questions. If an employee has any questions regarding any of the policies discussed in this Code or if an employee is in doubt about the best course of action in a particular situation, the employee should seek guidance from their supervisor or Human Resources.

It is each employee’s responsibility to report suspected violations of law, the Code of Conduct, or Company policies. If an employee believes that another employee, contract worker, consultant, supplier, or subcontractor is violating the law, the Code of Conduct, or is engaged in activities on the Company’s behalf that may damage its reputation, the employee should bring their concerns to their supervisor or to Human Resources.

All reported violations will be promptly investigated and treated confidentially to the extent reasonably possible. It is imperative that reporting persons not conduct their own preliminary investigations. Investigations of alleged violations may involve complex legal issues, and acting on one’s own may compromise the integrity of an investigation and adversely affect both the employee and the Company.

It is a violation of the law and Company policy to retaliate against any personnel for reporting in good faith suspected violations of the Code of Conduct or any Company policy.

Adopted - December 2015; last update - February 29, 2016	3